UNITED STATES
		SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

    	      Under the Securities Exchange Act of 1934
			   (Amendment No.)

		      Cost Plus Inc California

			    Common Stock

		       Cusip Number 221485105

Date of Event Which Requires Filing of this statement: December 31, 2006


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[x] Rule 13d-1(b)

	[ ] Rule 13d-1(c)

	[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 221485105

1. Name and I.R.S. Identification No of Reporting Person Above:
	  Wisconsin Captial Management LLC. - 20-2093646

2.
  (a) [x]
  (b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization: Madison, Wisconsin

Number of 	5.  Sole Voting Power: 1,328,725
Shares Bene-
ficially by	6.  Shared Voting Power: N/A
Owned by Each
Reporting	7. Sole Dispositive Power: 1,328,725
Person With:
		8. Shared Dispositive Power: N/A

9. Aggregate Amount Beneficially Owned by Each Reporting Person
	1,328,725

10. Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares: [ ]

11. Percent of Class Represented by Amount in Row (9): 6.0%

12. Type of Reporting Person: IA



CUSIP NO. 221485105 13G

ITEM 1.

  (a) Name of Issuer:
	Cost Plus Inc. California

  (b) Address of Issuer's Principal Executive Offices:
	200 4th Street	Oakland, CA 94607

ITEM 2.
  (a) Name of Person Filing:
	Wisconsin Capital Management LLC.

  (b) Address of Principal Business Office or, if none, Residence:
	1200 John Q. Hammons Drive 2nd floor
	Madison, WI 53717

  (c) Citizenship:
	Wisconsin Corporation

  (d) Title of Class of Securities:
	Common Stock

  (e) Cusip Number:
	221485105

ITEM 3. If persuant to 240.135-1(b) or 240.13d-2(b)(c)
	Check whether the person filing is a:
  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
  (b) [ ] Bank as defined in section 3(a)(6)of the Act (15 U.S.C. 78c).
  (c) [ ] Insurance company as deifned in section 3(a)(19) of the Act (15 U.S.C. 78c).
  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
  (e) [x] An investment adviser in accordance with
	  section 240.13d-1 (b)(1)(ii)(E);
  (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
  (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
  (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
  (i) [ ] A church plan that is exclded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
  (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a) Amount beneficially owned: 1,328,725

  (b) Percent of class: 6.0%

  (c) Number of shares as to which the person has:

	i)	Sole power to vote or to direct the vote:
			1,328,725

	ii)	Shared power to vote or to direct the vote:
			N/A

	iii)	Sole power to dispose or to direct the disposition of:
			1,328,725

	iv)	Shared power to dispose or to direct the disposition of:
			N/A

ITEM 5. Ownership of Five Percent or Less of a Class:
		N/A

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person:
		N/A

ITEM 7. Identification and Classification of the Subsidiary which
	Acquired the Security Being Reported on By the Parent
	Holding Company:
		N/A

ITEM 8. Identification and Classification of Members of the Group:
		N/A

ITEM 9. Notice of Dissolution of Group:
		N/A

ITEM 10. Certification:
  (a) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

      By signing below I certify that, to the best of my knowledge and belief,the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in connection with or as a participant in any transaction having that purpose or effect.

  (b) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(c):

      By signing below I certify that, to the best of my knowledge and belief,the securities referred to above were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


				Date:	   January 26, 2007
					   -------------------------

				Signature: /s/ Connie Redman
					   -------------------------

				Title:     Chief Compliance Officer
					   -------------------------